SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. ___)

    itemus inc.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

92267K100
(CUSIP Number)

Linda S. Auwers
Vice President, Associate General Counsel
and Secretary
Compaq Computer Corporation
20555 State Highway 249
Mail Code 110701
Houston, Texas    77070
                     (281) 514-1433
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Craig A. Roeder
Baker & McKenzie
One Prudential Plaza
130 East Randolph Drive
Chicago, Illinois    60601
(312) 861-8000

December 12, 2000
(Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   .

     The information required on the remainder of this cover page shall not be deemed to be “filed”; for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Securities Exchange Act ”) or otherwise subject to the liabilities of that section of the Securities Exchange Act but shall be subject to all other provisions of the Securities Exchange Act.

(Continued on following pages)

----------------------------------------------                              -----------------------------------------
             CUSIP No. 92267K100                             13D            Page 2 of 11 Pages
----------------------------------------------                              -----------------------------------------

--------- -----------------------------------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS [ENTITIES ONLY]

          Compaq Cayman Islands Investment Company
--------- -----------------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                  (a) |_|

          (b) |X|

--------- -----------------------------------------------------------------------------------------------------------
   3      SEC USE ONLY

--------- -----------------------------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS

          AF
--------- -----------------------------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) |_|

--------- -----------------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Cayman Islands
------------------------- ------- -----------------------------------------------------------------------------------
       NUMBER OF                7 SOLE VOTING POWER

         SHARES                   -0-

                          ------- -----------------------------------------------------------------------------------
      BENEFICIALLY              8 SHARED VOTING POWER

        OWNED BY                  27,590,909

                          ------- -----------------------------------------------------------------------------------
          EACH                  9 SOLE DISPOSITIVE POWER

       REPORTING                  -0-

                          ------- -----------------------------------------------------------------------------------
         PERSON                10 SHARED DISPOSITIVE POWER

          WITH                    27,590,909

--------- -----------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          27,590,909

--------- -----------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                 |_|

--------- -----------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          12.6%

--------- -----------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          CO
--------- -----------------------------------------------------------------------------------------------------------

----------------------------------------------                              -----------------------------------------
             CUSIP No. 92267K100                             13D            Page 3 of 11 Pages
----------------------------------------------                              -----------------------------------------

--------- -----------------------------------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS [ENTITIES ONLY]

          Compaq Computer Corporation
--------- -----------------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                (a) |_|

          (b) |X|

--------- -----------------------------------------------------------------------------------------------------------
   3      SEC USE ONLY

--------- -----------------------------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS

          WC
--------- -----------------------------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) |_|

--------- -----------------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
------------------------- ------- -----------------------------------------------------------------------------------
       NUMBER OF                7 SOLE VOTING POWER

         SHARES                   -0-

                          ------- -----------------------------------------------------------------------------------
      BENEFICIALLY              8 SHARED VOTING POWER

        OWNED BY                  27,590,909

                          ------- -----------------------------------------------------------------------------------
          EACH                  9 SOLE DISPOSITIVE POWER

       REPORTING                  -0-

                          ------- -----------------------------------------------------------------------------------
         PERSON                10 SHARED DISPOSITIVE POWER

          WITH                    27,590,909

--------- -----------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          27,590,909

--------- -----------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                 |_|

--------- -----------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          12.6%

--------- -----------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          CO

--------- -----------------------------------------------------------------------------------------------------------

Item 1.         Security and Issuer.

                 The class of securities to which this Statement relates is the Common Shares (the “Common Shares”), of itemus inc., a corporation organized under the laws of Canada (the “Company”). The principal business address of the Company is 200 Burrard Street, Suite 1688,Vancouver, British Columbia V6C 3L6.

Item 2.         Identity and Background.

                 (a)-(c) This Statement is being jointly filed by the following persons (collectively, the “Reporting Persons”) pursuant to Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”):

(1) Compaq Cayman Islands Investment Company (the “Purchaser”), a corporation organized under the laws of the Cayman Islands and an indirect wholly-owned subsidiary of Compaq Computer Corporation, a Delaware corporation (“Compaq”), as the beneficial owner of 27,590,909 Common Shares of the Company. The Purchaser has a principal place of business at P.O. 265 GT, Walker House, Georgetown, Grand Cayman, Cayman Islands. The Purchaser’s principal business is to act as a holding company for various investments made by or on behalf of Compaq and its affiliates. To the best of the Purchaser’s knowledge as of the date hereof, the name, business address, present principal occupation or employment, name, and principal business and address of any corporation or other organization in which such employment is conducted of each executive officer and director of the Purchaser is set forth in Schedule I hereto. The information contained in Schedule I is incorporated herein by reference.

(2) Compaq as the beneficial owner of 27,590,909 Common Shares of the Company. Compaq has a principal place of business at 20555 State Highway 249, MS 110701, Houston, Texas 77070. Compaq’s principal business is the development and marketing of hardware, software, solutions and services, including industry-leading enterprise computing solutions, fault-tolerant business-critical solutions, enterprise and network storage solutions, commercial desktop and portable products and consumer PCs. To the best of Compaq’s knowledge as of the date hereof, the name, business address, present principal occupation or employment, name, and principal business and address of any corporation or other organization in which such employment is conducted of each executive officer and director of Compaq is set forth in Schedule I hereto. The information contained in Schedule I is incorporated herein by reference.

                 (d) To the knowledge of the Reporting Persons, except for the two-month suspended sentence and fine of approximately US $10,000 given by the Tribunal Correctionnel de Draguignan, Draguignan, France, on November 18, 1996, to Thomas Perkins, a Compaq director, in connection with the Tribunal’s charge of involuntary manslaughter, as a result of a boating accident during the course of a sailing regatta, neither the Reporting Persons, nor any other executive officers or directors have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years. This suspended sentence was also given to the other parties involved in the accident including the race organizer. No parties were found innocent.

                 (e) The Reporting Persons have not, nor, to the knowledge of the Reporting Persons, have any of their executive officers or directors been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                 (f) Peter Blackmore, an executive officer of Compaq, is a British citizen. All of the other directors and executive officers of the Purchaser and Compaq are citizens of the United States.

(Page 4 of 11 Pages)

Item 3.          Source and Amount of Funds or Other Consideration.

                 The Reporting Persons used funds from Compaq's working capital to acquire the Common Shares to which this Statement relates. The aggregate purchase price of the Common Shares to which this Statement relates was US $10,000,000.

Item 4.          Purpose of Transaction.

                 The Reporting Persons have acquired the Common Shares to which this Statement relates for investment purposes. The Reporting Persons will continue to evaluate their investment in the Company on the basis of various factors, including the Company’s business, financial condition, results of operations and prospects, general economic and industry conditions, and the securities markets in general and those for the Company Shares. Based upon such evaluation, the Reporting Persons may take such actions in the future as they may deem appropriate in light of the circumstances existing from time to time. Depending on market and other factors, the Reporting Persons may seek to acquire additional Common Shares in the open market or in private transactions, or determine to dispose of all or a portion of the Common Shares beneficially owned by the Reporting Persons, including through hedging transactions with third parties.

                 (a) Pursuant to the Master Agreement dated as of December 12, 2000 between the Purchaser and the Company (the “Master Agreement”), the Purchaser has the obligation to make an additional investment of US $5,000,000 in the Common Shares of the Company within 30 days after the fourth anniversary of the date of the Master Agreement. The Purchaser’s obligation is subject to the satisfaction of certain conditions, including a condition requiring the Company and its affiliated companies to have purchased an agreed amount of goods and services from Compaq and its affiliated companies prior to the fourth anniversary of the date of the Master Agreement. The price of each Common Share to be purchased by the Purchaser will be equal to the greater of average of the closing prices of a Common Share on The Toronto Stock Exchange during a ten trading day period prior to the date of the purchase transaction and the minimum price permitted by The Toronto Stock Exchange.

                 The Master Agreement further provides that if the Company is in material default of its contractual obligations to Compaq and its affiliated companies, or if the Company becomes subject to bankruptcy or insolvency proceedings, the Purchaser, in addition to its other contractual, legal and equitable rights, will be permitted to sell part or all of its Company Shares in the public markets or in one or more privately negotiated transactions. If the net sales proceeds received by the Purchaser in connection with such sales is less than the purchase price paid by the Purchaser for the shares sold, then the Company will be obligated to pay the Purchaser a portion of the shortfall. The portion of the shortfall required to be paid by the Company will be equal to (i) one minus (ii) a fraction, the numerator of which is the total dollar amount of goods and services actually purchased by the Company and its affiliated companies from Compaq and its affiliated companies pursuant to the Master Agreement and the denominator of which is the dollar amount of the Company’s minimum purchase commitment provided in the Master Agreement. The foregoing arrangement does not limit the right of the Purchaser to sell part or all of its Common Shares prior to the occurrence of an event triggering the Company’s shortfall payment obligation.

                 If the Purchaser’s percentage ownership of the Company’s outstanding equity securities equals or exceeds 20% as a result of changes in the Company’s capitalization, including through repurchases by the Company of its outstanding shares, the Purchaser has the right under the Master Agreement to require that the Company repurchase at fair market value a sufficient number of the Purchaser’s Company Shares so as to reduce the Purchaser’s percentage ownership interest in the Company to below 20%, subject to applicable securities law requirements. The Master Agreement also provides for a customary preemptive right that enables the Purchaser to participate on a pro rata basis in any future issuances of Company Shares or other equity securities or rights issued by the Company, subject to regulatory approval.

(Page 5 of 11 Pages)

                 (b) - (c) Not applicable.

                 (d) Pursuant to the Master Agreement, the Purchaser has the right, subject to certain conditions, to designate one member of the Board of Directors of the Company. The Company has agreed to use its commercially reasonable efforts to ensure that the individual designated by the Purchaser is elected as a director of the Company.

                 (e) - (j) Not Applicable.

                 Except as set forth in this Item 4, the Reporting Persons do not have any plans or proposals with respect to any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.         Interest in Securities of the Issuer.

                 (a) - (b) As of the date hereof, the Purchaser is the record holder of 27,590,909 Common Shares of the Company. This number of shares represents 12.6% of the outstanding Common Shares of the Company. This percentage is based on the number of Company Shares outstanding as of December 12, 2000 as represented by the Company in the Master Agreement. Compaq is the indirect corporate parent of the Purchaser and, as such, may be deemed to beneficially own the Common Shares held of record by the Purchaser. Due to the relationship between Compaq and the Purchaser, Compaq and the Purchaser may be deemed to share voting and dispositive power with respect to these shares.

                 (c) Except as described herein, neither the Purchaser nor Compaq has not effected any transactions in the Common Shares during the past 60 days.

                 (d) Not applicable.

                 (e) Not applicable.

Item 6.          Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  The responses to Item 4 of this Statement and the Exhibits to this Statement are incorporated herein by reference.

Item 7.         Material to Be Filed as Exhibits.

                 Exhibit A: Joint Filing Agreement dated as of December 22, 2000 between the Reporting Persons.

                 Exhibit B: Master Agreement dated as of December 12, 2000 between the Purchaser and the Company.

                 Exhibit C: Registration Agreement dated as of December 12, 2000 between the Purchaser and the Company.

(Page 6 of 11 Pages)

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COMPAQ CAYMAN ISLANDS INVESTMENT COMPANY

Dated: December 22, 2000	By: /s/ Linda S. Auwers Linda S. Auwers Vice President and Secretary
COMPAQ COMPUTER CORPORATION

Dated: December 22, 2000	By: /s/ Linda S. Auwers Linda S. Auwers Vice President, Associate General Counsel and Secretary

(Page 7 of 11 Pages)

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS
OF
COMPAQ CAYMAN ISLANDS INVESTMENT COMPANY

                 The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of the Compaq Cayman Islands Investment Company (the “Purchaser”).

         Thomas W. McBride — Director and Vice President of the Purchaser, Vice President of Compaq. His business address is 20555 State Highway 249, Houston, Texas 77070.

        Linda S. Auwers — Director, Vice President and Secretary of the Purchaser, Vice President, Associate General Counsel and Secretary of Compaq. Her business address is 20555 State Highway 249, Houston, Texas 77070.

        Ben K. Wells — Director, Vice President and Treasurer of the Purchaser, Vice President and Treasurer of Compaq. His business address is 20555 State Highway 249, Houston, Texas 77070.

         Jesse J. Greene, Jr. — President of Purchaser, Senior Vice President & Chief Financial Officer of Compaq. His business address and the address of Compaq is 20555 State Highway 249, Houston, Texas 77070.

(Page 8 of 11 Pages)

DIRECTORS AND EXECUTIVE OFFICERS
OF
COMPAQ COMPUTER CORPORATION

        The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Compaq Computer Corporation (“Compaq”).

         Michael D. Capellas — Director of Compaq, Chairman, President & Chief Executive Officer. His business address is 20555 State Highway 249, Houston, Texas 77070.

         Lawrence T. Babbio, Jr. — Director of Compaq, Vice Chairman & President of Verizon Communications, Inc., a provider of advanced wireline voice and data services, wireless services and publisher of directory information. His business address and the address of Verizon Communications, Inc. is 1095 Avenue of America, Room 3923, New York, New York 10036.

         Robert T. Enloe, III— Director of Compaq, managing general partner of Balquita Partners, Ltd., a real estate and securities investment partnership. His business address, and the address of Balquita Partnership, Ltd., is 312 Maple Avenue, Suite 200, Dallas, Texas 75201.

        George H. Heilmeier — Director of Compaq, Chairman Emeritus of Telcordia Technologies, a research and engineering consortium. His business address and the address of Telcordia is Morris Corporate Center, 445 South Street, Morristown, New Jersey 07960-6438.

         Peter N. Larson— Director of Compaq. His business address is 20555 State Highway 249, Houston, Texas 77070.

         Kenneth L. Lay— Director of Compaq, Chairman of the Board and Chief Executive Officer of Enron Corp., a diversified energy company. His business address and the address of Enron Corp. is 1400 Smith Street, 50th Floor, Houston, Texas 77002.

         Thomas J. Perkins— Director of Compaq, general partner of Kleiner Perkins Caufield & Byers since 1972, a private investment partnership. His business address and the address of Kleiner Perkins Caufield & Byers is 4 Emarcadero Center, Suite 3620, San Francisco, California 94111.

         Kenneth Roman—Director of Compaq. His business address is 20555 State Highway 249, Houston, Texas 77070.

(Page 9 of 11 Pages)

        Lucille S. Salhany— Director of Compaq, Co-President and Chief Executive Officer of Life FX, Inc. Her business address is 153 Needham Street, 2nd Floor, Newton, Massachusetts 02464.

         Judith L. Craven— Director of Compaq. Her business address is 20555 State Highway 249, Houston, Texas 77070.

         Michael D. Capellas— Director of Compaq, Chairman, President & Chief Executive Officer. His business address is 20555 State Highway 249, Houston, Texas 77070.

        Peter Blackmore —Executive Vice President of Compaq, Sales & Services. His business address and the address of Compaq is 20555 State Highway 249, Houston, Texas 77070.

         Michael J. Larson — Senior Vice President and General Manager, Consumer Group of Compaq. His business address and the address of Compaq is 20555 State Highway 249, Houston, Texas 77070.

         Robert V. Napier— Senior Vice President and Chief Information Officer of Compaq. His business address and the address of Compaq is 20555 State Highway 249, Houston, Texas 77070.

         Thomas C. Siekman—Senior Vice President and General Counsel of Compaq. His business address and the address of Compaq is 20555 State Highway 249, Houston, Texas 77070.

         Michael J. Winkler—Executive Vice President of Compaq, Global Business Units. His businessaddress and the address of Compaq is 20555 State Highway 249, Houston, Texas 77070.

         Yvonne R. Jackson — Senior Vice President, Human Resources, Organization & Environment. Her business address and the address of Compaq is 20555 State Highway 249, Houston, Texas 77070.

         Douglas B. Fox—Senior Vice President of Compaq, Marketing & Strategy. His businessaddress and the address of Compaq is 20555 State Highway 249, Houston, Texas 77070.

         Jesse J. Greene, Jr.— Senior Vice President & Chief Financial Officer of Compaq. His business address and the address of Compaq is 20555 State Highway 249, Houston, Texas 77070.

(Page 10 of 11 Pages)

         Mary T. McDowell—Senior Vice President and General Manager, Industry Standard Server Group of Compaq. Her business address, and the address of Compaq, is 20555 State Highway 249, Houston, Texas 77070.

         Shane V. Robison— Senior Vice President and Chief Technology Officer of Compaq. His business address, and the address of Compaq is 20555 State Highway 249, Houston, Texas 77070.

(Page 11 of 11 Pages)

Exhibit Index

                 Exhibit No.                        Description

                      A                       Joint Filing Agreement

                      B                       Master Agreement

                      C                       Registration Agreement

EXHIBIT A

JOINT FILING AGREEMENT

                 In accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, each of the parties hereto agrees with the other party that the statement on Schedule 13D pertaining to certain securities of itemus inc. to which this agreement is an exhibit is filed by and on behalf of each such party and that any amendment thereto will be filed on behalf of each such party.

COMPAQ CAYMAN ISLANDS INVESTMENT COMPANY

Dated: December 22, 2000	By: /s/ Linda S. Auwers Linda S. Auwers Vice President and Secretary
COMPAQ COMPUTER CORPORATION

Dated: December 22, 2000	By: /s/ Linda S. Auwers Linda S. Auwers Vice President, Associate General Counsel and Secretary

A-1

EXHIBIT B
                                MASTER AGREEMENT

         THIS AGREEMENT made this  12th day of   December, 2000.

B E T W E E N:

                    COMPAQ  CAYMAN  ISLANDS  INVESTMENT  COMPANY,  a corporation incorporated under the laws of the Cayman Islands

                    (hereinafter called "CCIIC")

                                                                - and -

                    ITEMUS INC., a  corporation  incorporated  under the laws of
                    Canada

                    (hereinafter called "Itemus")

     WHEREAS CCIIC and Itemus,  pursuant to this Agreement,  are hereby entering into a strategic  alliance whereby CCIIC shall become a minority equity investor in common  shares in the  capital  stock of Itemus  and  Itemus  shall  agree to purchase certain amounts of goods and services from Compaq Computer  Corporation
("Compaq") and its affiliates,  all in accordance with and pursuant to the terms hereof  and the terms of the other  documents  and  agreements  referred  to and entered into in connection herewith;

     THEREFORE,  in consideration  of the mutual covenants  contained herein and other good and valuable  consideration,  the receipt and sufficiency of which is hereby acknowledged by the parties thereto, the parties agree as follows:

     1. PURCHASE OF COMPAQ PRODUCTS AND SERVICES

     1.1 During  the five (5) year term of this  Agreement  commencing  from the date hereof,  Itemus,  together with those persons,  from time to time, named on
Schedule "A" hereto

                                       -2-

(individually  an "Itemus Group Member" and  collectively,  the "Itemus  Group")
shall  purchase  in the  aggregate  not less than  U.S.$100,000,000  of goods or services from Compaq or its affiliates,  including  without  limitation,  Compaq
Canada  Corp.  (individually,  a "Compaq  Group  Member" and  collectively,  the
"Compaq Group") as follows: (a) U.S.$75,000,000  during the first four (4) years following  the  date of this  Agreement,  with at  least  U.S.$15,000,000  being purchased in the first year of the term of this Agreement; U.S.$33,750,000 being purchased  by  the  end of the  second  year  of the  term  of  this  Agreement;
U.S.$52,500,000 being purchased by the end of the third year of the term of this
Agreement;  and U.S.$75,000,000 being purchased by the end of the fourth year of the term of this Agreement  (individually,  an "Initial Purchase Commitment" and collectively,  the  "Initial  Purchase  Commitments")  and (b)  subject to CCIIC making the  additional  equity  investment  as  described in Section 2.2 hereof,
U.S.$25,000,000  during the fifth year following the date of this Agreement (the
"Supplementary Purchase Commitment").

     1.2 Any company  intending  to become an Itemus  Group  Member and purchase goods or services from the Compaq Group pursuant  hereto shall first (i) require the prior approval of CCIIC, such approval to be made in CCIIC's sole discretion but not to be  unreasonably  withheld or  delayed;  (ii) be added to the list of
Itemus Group  Members as  contained  in Schedule "A" hereto by the  amendment of such Schedule "A"; and (iii) enter into a Strategic Alliance and Sales Agreement with CCIIC or  applicable  Compaq  Group Member in the form  attached  hereto as
Exhibit  "B".  All  purchases  of Compaq  goods or  services by any and all such
Itemus  Group  Members  shall be made  pursuant  to the terms of such  Strategic
Alliance and Sales  Agreement and the terms  hereof.  Itemus Group Members which are  companies  affiliated  with  Itemus  (as such term is defined in the Canada
Business Corporations Act) shall be designated as such in Schedule "A" and shall be referred to as an "Itemus Affiliate" or collectively as "Itemus Affiliates").
The  obligations  and  liabilities  of each  Itemus  Affiliate  pursuant to each
Strategic  Alliance and Sales  Agreement  entered into with CCIIC or  applicable
Compaq Group Member, including without limitation, the payment for all purchases of goods or services made pursuant thereto, are hereby guaranteed by Itemus.

                                       -3-

     1.3 Each Compaq Group Member that receives a purchase  order from an Itemus
Group Member pursuant to the Strategic Alliance and Sales Agreement shall follow its  customary  procedures  for  determining  whether to accept and honour  such
purchase  order  (including  without   limitation,   the  consideration  of  the
creditworthiness of such Itemus Group Member).

     1.4 If any goods or services  purchased  pursuant  hereto shall not be paid for in full when such payment is due and payable,  then  without  limiting  each
Compaq Group Member's rights or remedies,  as applicable,  against the purchaser of such goods and services and without  prejudice  thereto,  the amount owing in respect  thereof  shall be deducted  from the then current  aggregate  amount of purchases made by Itemus Group Members for purposes of  determining  whether the
Initial  Purchase  Commitments  or the  Supplementary  Purchase  Commitment,  as
applicable, have been met.

     1.5 A designated representative of Compaq shall establish a procedure, with input from a designated  representative  of Itemus,  by which the parties hereto will  identify  and track all sales of goods and  services  made by Compaq Group
Members to Itemus Group Members  pursuant  hereto for the purpose of determining whether the Initial Purchase  Commitments and Supplementary  Purchase Commitment
have been satisfied. Failure by Itemus to comply with such procedure will result in purchases not being credited to the  applicable  purchase  commitment  unless otherwise agreed to in writing by the parties hereto.

     2. SUBSCRIPTION OF ITEMUS SHARES BY CCIIC

     2.1 Contemporaneous  with the entering into of this Agreement,  the parties hereto  shall  enter  into a share  subscription  agreement  (the  "Subscription
Agreement") in the form of Exhibit "A" attached hereto,  pursuant to which CCIIC shall agree to subscribe for and purchase common shares in the capital of Itemus with an aggregate purchase price of not

                                       -4-

more than  U.S.$10,000,000  and shall complete the  subscription and purchase of the Purchased Shares (as defined therein).

     2.2  Provided  that (i) the Itemus Group has  purchased  goods and services from  Compaq  Group  Members  pursuant  hereto  in  the  aggregate  of at  least
U.S.$75,000,000  on or before the fourth  anniversary date hereof;  (ii) neither
Itemus nor any  Itemus  Affiliate  is in  default  or in breach in any  material respect,  whether  individually  or in the  aggregate,  of any of its respective
representations,   warranties,   covenants  and  obligations  pursuant  to  this
Agreement,  the Subscription  Agreement,  any applicable  Strategic Alliance and
Sales  Agreement or any other  purchase order or agreement with any Compaq Group
Member,  the assignment and pledge agreement in the form of Exhibit "C" attached hereto,  (the "Pledge  Agreement") or the  registration  rights agreement in the form of Exhibit "D" attached hereto (collectively, the "Agreements");  (iii) the conditions precedent set forth in the Subscription Agreement are satisfied;  and
(iv) there has not been any material  adverse  change in the business,  affairs, assets,  operations or condition,  financial or otherwise,  of Itemus and Itemus continues  to be  principally  involved in the  provision of and  investment  in
Internet  strategies,   solutions,  services  and  software,  then  CCIIC  shall
subscribe  for and  purchase,  at the Second  Subscription  Purchase  Price,  as defined  in, and to be  determined  in  accordance  with the  provisions  of the
Subscription  Agreement,  that number of additional common shares in the capital stock of Itemus which is the lesser of (i) U.S.$5,000,000  divided by the Second
Subscription Purchase Price, and (ii) the number of such shares that, when added to the  securities of Itemus already held directly or indirectly by CCIIC or its affiliates,  equals  19.5% of the then  issued  and  outstanding  securities  of
Itemus.

     2.3  Notwithstanding  the foregoing,  CCIIC and the Compaq Group shall have the right to  maintain  their  equity  interest  in Itemus at such level as will enable Compaq to use the fair market value cost accounting method to account for its investment in Itemus at all times.  If any change in the  capitalization  of
Itemus or any other  event or  circumstance  (including  without  limitation  an issuer bid made by Itemus) has the result of  increasing  CCIIC's and the Compaq
Group's percentage of outstanding equity securities of Itemus

                                       -5-

to 20% or more, Itemus shall,  forthwith upon request by Compaq,  and subject to applicable  law, be required to purchase such number of securities from CCIIC at the fair market value of such  securities  at the  relevant  time as to decrease
CCIIC's ownership to 19.5% of the total outstanding equity securities of Itemus.

     2.4  Notwithstanding  the above,  if Itemus  requests  that CCIIC  consider making an  alternative  investment,  other than the investment in the additional shares  of  Itemus  as  described  above,  and if  CCIIC  agrees  to  make  such alternative investment, then the parties may agree to waive both the requirement of CCIIC to  subscribe  for the  additional  Itemus  common  shares  pursuant to section 2.2, and Itemus' Supplementary Purchase Commitment.

     3. BOARD REPRESENTATION

     3.1 Provided  that CCIIC  continues to hold such number of shares of Itemus as is equal to at least 10% of the Purchased  Shares (as such term is defined in the Share Subscription Agreement),  Itemus shall use its commercially reasonable efforts with a view to ensuring that at least one  representative  or nominee of
CCIIC or an affiliate  thereof,  as selected by CCIIC,  shall hold a seat on the
board  of  directors  of  Itemus,  and  such  efforts  shall  include,   without
limitation,  placing the name of CCIIC's nominee,  as CCIIC shall direct, on any slate  of  persons  being  recommended  by  the  management  of  Itemus  to  the shareholders  for  election to the Board of Directors  from time to time.  It is
CCIIC's intention that its initial nominee will be Mr. David Booth.

     4. CCIIC'S RIGHTS AND REMEDIES

     4.1 In the event that  Itemus or any Itemus  Affiliate  is in default or in breach in any material respect, whether individually or in the aggregate, of any of the representations, warranties, terms, covenants or conditions of any of the
Agreements  (a  "Default")  or in the event that  Itemus is adjudged a bankrupt, makes an assignment  for the benefit of its  creditors,  takes  advantage of any insolvency legislation or a receiver or trustee is

                                       -6-

appointed  with  respect  to the  business  and  affairs  of  Itemus  (and  such appointment  is not vacated  within 30 days) (any of such events,  a "Bankruptcy
Event"),  then CCIIC,  together with the applicable  Compaq Group Member, as the case may be, shall, in its sole discretion, have the right to:

     (a) immediately terminate any one or more of the Agreements;

     (b) sell at any time any or all of the shares of Itemus  then held by CCIIC in a commercially  reasonable manner, whether in the public markets or in one or more private transactions, CCIIC will use its commercially reasonably efforts to give Itemus at least five (5) Business  Days (as defined  herein)  notice of its intention to make any such sale(s);

     (c) if Itemus fails to make any payment contemplated by section 4.3 after a
Default or Bankruptcy  Event,  exercise any or all of its rights pursuant to the assignment and pledge of either the  convertible  note of, or the securities of,
Shooting  Gallery  Inc.,  pursuant  to the Pledge  Agreement,  as referred to in section 5.1 hereof; and

     (d) notwithstanding the foregoing,  commence any action or pursue any other rights or  remedies  which may be  available  in law or equity if such breach or default  relates to the  non-payment  of goods or services  supplied by a Compaq
Group Member for which  payment in full was not received by the relevant  Compaq
Group Member, provided, however, that Itemus and the applicable Itemus Affiliate shall be liable for payments for goods and services  supplied by or on behalf of a Compaq Group Member to Itemus or the Itemus  Affiliate but not for non-payment for any goods or services provided to any other Itemus Group Member.

     4.2 For greater  certainty,  a material  default  hereunder  shall include, without  limitation,  failure  by  Itemus  to meet any of the  Initial  Purchase
Commitments or the Supplementary Purchase Commitment.

                                       -7-

     4.3 If CCIIC  exercises its rights under  paragraph  4.1(b) above and sells some or all of its shares of Itemus:

     (a) if the net  proceeds  of such sale,  net of all  commissions,  transfer taxes (if any) and other fees and costs related to such sale, is greater than or equal to the  subscription  price of such  shares as paid by CCIIC,  then  CCIIC shall be entitled to keep such  proceeds,  and Itemus  shall not be obligated to make any payment to CCIIC in connection with the sale of such shares;

     (b) if the net  proceeds  of such sale,  net of all  commissions,  transfer taxes (if any),  and other fees and costs related to such sale ("Sales  Costs"), is less than the subscription price of such shares as paid by CCIIC, then Itemus shall pay CCIIC the amount ("Loss") in Canadian dollars equal to the following:

     Loss =  (subscription  price for Itemus  securities  sold by CCIC minus the sale price for Itemus securities plus the Sales Costs) x R

     For purposes of the above,  R = one (1) minus the fraction which has as its numerator  the total dollar amount of goods and services  purchased  from Compaq
Group Members by Itemus Group Members pursuant hereto and as its denominator the
Initial Purchase  Commitment (plus the  Supplementary  Purchase  Commitment,  if
CCIIC  purchased   additional   securities  pursuant  to  section  2.2  of  this
Agreement).

     5. SHARE PLEDGE AGREEMENT

     5.1 As  security  for the  direct  and  indirect  obligations  of Itemus as contained  in the  Agreements,  Itemus  hereby  agrees to assign  and pledge its rights in and under the  U.S.$7,500,000  convertible  bridge  note (the  "Note")
dated October 30, 2000 issued by Shooting Gallery Inc.  ("Shooting  Gallery") on the terms as contained in Exhibit "C" hereto,  together  with any and all shares in Shooting  Gallery  issued  pursuant  thereto or resulting from such Note, and
Itemus hereby further agrees that  immediately  upon Itemus receiving any shares of Shooting Gallery,  Itemus shall provide CCIIC with a pledge of such shares of
Shooting Gallery and deliver possession to CCIIC of the share certificates

                                       -8-

representing  such shares,  provided  such shares shall not exceed fifty percent
(50%) of the issued and outstanding shares of Shooting Gallery.

     6. PURCHASE RIGHT

     6.1 CCIIC shall be given  prior  written  notice by Itemus of any  proposed acquisition,  financing  or  other  transaction  (collectively,  a  "Financing")
whereby  additional equity  securities,  rights,  options or warrants to acquire equity securities or rights in connection therewith,  or securities  convertible into any such securities will be issued by Itemus.  The notice will describe the
Financing,  the securities (including,  without limitation,  rights, options and warrants)  to be issued in  connection  therewith  and the number of  securities which  CCIIC is entitled to purchase  pursuant to the  Purchase  Right  (defined below) and the  purchase  price and other  terms upon which  Itemus  proposes to issue same.

     6.2  CCIIC  shall  have  the  right  (a  "Purchase  Right"),  but  not  the obligation,  in  conjunction  with the closing of any such Financing to purchase such number of additional  securities  (including  without  limitation,  rights, options and  warrants)  on the same terms and  conditions  as offered  under the
Financing  in order to maintain  its then  current  percentage  ownership of the outstanding equity securities of Itemus.

     6.3 CCIIC shall not be entitled to  exercise  its  Purchase  Right if CCIIC does not provide  Itemus with written notice of its intention to do so within 10
Business  Days prior to the closing of the  transaction(s)  contemplated  by the
Financing.  The exercise of the Purchase  Right shall in all cases be subject to regulatory approval where such approval is required by law.

     6.4 For greater certainty,  no securities acquired by CCIIC pursuant to the exercise of a Purchase Right shall be included in the calculation of any payment which may be required to be made by Itemus pursuant to section 4.3 hereof.

                                       -9-

     7. COMMENCEMENT DATE AND TERMINATION

     7.1 The  commencement  date of this Agreement is the date this Agreement is signed by CCIIC and shall, subject to earlier termination in accordance with the provisions  of this  Agreement,  be in effect  for a period  of five (5)  years.
Itemus may, upon fifteen (15) days' notice to CCIIC, terminate this Agreement on written  notice to CCIIC in the event that CCIIC fails to subscribe  for and pay for the  additional  shares  when and if required  to do so in  accordance  with section 2.2 hereof.

     8. JOINT MARKETING AND COOPERATION

     8.1  Compaq  and  Itemus  have the right to review  and  approve  any joint marketing  communications  deliverables  (including public relations  materials)
before distribution.  Each party shall designate one person responsible for such approval.  Marketing  deliverables  will  be  agreed  to by  both  parties,  and presently  include:  press releases and public relations  activities (e.g. pitch stories to key publications, interviews).

     8.2 Itemus  agrees to add the Compaq  trademarked  icon "powered by Compaq"
(as  supplied by Compaq) to the bottom of its  corporate  web pages and those of all  Itemus  Affiliates  as set  forth in  Schedule  "A" from  time to time.  In addition,  Itemus  will list  Compaq as a partner on its partner web page(s) and provide  links back to  Compaq's  web sites for  product  information  and sales support.  The  placement  of and the  approval of the use of  Compaq's  icon and partner listings shall be in the sole discretion of Compaq.

     8.3  Compaq's  logo (as  supplied  by Compaq)  shall be  featured  wherever possible  when  Itemus'  logo is  featured  in  marketing  and public  relations activities relating to co-sponsored initiatives.

     8.4 The  placement of and the approval of the use of Compaq's logo shall be in  accordance  with  Compaq's  standards as Compaq may from time to time notify
Itemus in writing.

                                      -10-

     8.5 The parties'  representatives shall collaborate on productizing Itemus'
solutions into packages with Compaq products and
         services to facilitate purchasing.

     8.6 The parties'  representatives  shall meet at least  quarterly to review the business, marketing and communications plans and results thereof.

     9. ENTIRE AGREEMENT

     9.1 This Agreement  supercedes any prior written or oral  communications or representations by either party with respect to the subject matter hereof,  and, together with the other  documents and agreements  referred to herein,  shall be the entire  agreement  between the parties hereto in connection with the subject matter hereof.

     10. ASSIGNMENT

     10.1  Itemus may not assign or  transfer  any of its rights or  obligations under this Agreement  without  CCIIC's prior written  consent.  CCIIC may engage authorized  resellers  or use  subcontractors  to provide  products and services being delivered  pursuant to any Strategic  Alliance and Sales Agreement entered into pursuant hereto.

     11. GOVERNING LAW

     11.1 This  Agreement  and any  orders  hereunder  will be  governed  by and construed  under  the laws of the  Province  of  Ontario  and the laws of Canada applicable  therein,  without regard to the conflicts of laws principles of such province. The parties agree that in no event shall either party elect or require that any claim be tried by way of trial by jury.

     12. FURTHER ASSURANCES

     12.1 Upon  request by any of the  parties  hereto,  from time to time,  the other parties  shall take such steps and execute,  acknowledge  and deliver,  or cause to be executed, acknowledged

                                      -11-

and  delivered,  such further  instruments,  transfers  and other  documents and assurances as may be reasonably requested to carry into effect the intentions of the parties as set out in this Agreement or in any other  agreements to which it relates.

     13. DISPUTE RESOLUTION

     13.1 In the  event of a dispute  or claim of any kind  arising  under  this
Agreement  ("Dispute"),  then upon written request by either party,  each of the parties will appoint a business  executive that was not directly involved in the
Dispute ("Executive") to negotiate a good faith resolution.  The Executives will meet as often reasonably necessary to gather and furnish relevant information to the other that the parties believe to be  appropriate.  Any Dispute not resolved within  ten (10)  business  days of the  written  request  may be  submitted  to non-binding mediation,  which will be held in Toronto, Ontario. The parties will agree upon a mediator who shall be a retired judge of the Ontario Superior Court of Justice (or any  predecessor  court) on the roster of mediators  with the ADR
Chambers,  located in Toronto,  Ontario,  Canada and shall  participate  in good faith in such  mediation  process.  If the  parties  are  unable to agree on the mediator, they shall apply to the Ontario Superior Court of Justice for an order appointing  one  with  the  cited  qualifications  from  the  ADR  Chambers.  No litigation of the Dispute may be commenced until the thirtieth  (30th) day after mediation begins; provided however; nothing in this section shall prevent either party from  seeking  emergency  equitable  relief as  necessary  to preserve the status quo.

     14. MANNER OF GIVING NOTICE

     14.1 All notices,  demands,  requests,  elections,  consents and  approvals which may or are required to be given or made  pursuant to any provision of this
Agreement shall be given or made in writing,  and shall be served  personally or delivered by telecopier (where a telecopier number is provided) as follows:

                                      -12-

(a)      If to CCIIC, at:
                  P.O. Box 265GT
                  Walker House
                  Georgetown
                  Grand Cayman
                  Cayman Islands

                  with a copy to:

                  Compaq Canada Corp.
                  45 Vogell Road
                  Richmond Hill, Ontario
                  L4B 3P6

                  Facsimile:  416-228-8510
                  Attention:  Mark Crerar / Michael Borland, General Counsel

                  and with a copy to

                  Office of the Secretary
                  20535 Highway 249
                  MS 110701
                  Houston, Texas
                  U.S.A. 77070

                  and with a copy to:

                  Baker and McKenzie
                  BCE Place, Suite 2100
                  181 Bay Street
                  Toronto, Ontario M5J 2T3

                  Facsimile:        (416) 863-6275
                  Attention:        Charles M. Magerman

                                      -13-

(b)      If to Itemus, at:

                  Itemus Inc.
                  The Exchange Tower
                  Suite 640
                  130 King Street West
                  Toronto, Ontario
                  M5X 1C7

                  Facsimile:   (416) 203-8737
                  Attention:   Mark Maybank

                  and with a copy to:

                  Lang Michener
                  BCE Place
                  P.O. Box 747, Suite 2500
                  181 Bay Street
                  Toronto, Ontario
                  M5J 2T7

                  Facsimile:        (416) 365-1719
                  Attention:        Geofrey Myers

or to such other addresses as the parties may from time to time advise the other parties hereto by notice in writing. Any such notice given as aforesaid shall be deemed  conclusively  to have been given on the first Business Day following the day on which such notice is telecopied and receipt  thereof  confirmed or on the day on which such notice is delivered,  as the case may be. When calculating the period of time  within  which or  following  which any act is to be done or step taken  pursuant  to this  Agreement,  the  date  which is the  reference  day in calculating such period shall be excluded. If the last day of such period is not a Business Day, the period in question shall end on the next Business Day.

                                      -14-

     15. SUCCESSORS AND ASSIGNS

     15.1 This  Agreement  shall be binding  on and inure to the  benefit of the parties and their respective successors and permitted assigns.

     16. INTERPRETATION AND CURRENCY CONVERSION

     (a) a word  importing the  masculine,  feminine or neuter  gender  includes members of the other genders;

     (b) a word defined in or importing the singular number has the same meaning when used in the plural number, and vice versa;

     (c) a reference to any Act,  by-law,  rule or  regulation or to a provision thereof  shall be deemed to  include a  reference  to any Act,  by-law,  rule or regulation or provision enacted in substitution therefor or amendment thereof;

     (d) the headings to each section are inserted for  convenience of reference only and do not form part of the Agreement; and

     (e) the U.S. dollar  equivalent for amounts paid for Compaq Group goods and services in Canadian dollars shall be determined by multiplying the amount(s) in
Canadian dollars by the Exchange Rate (as defined herein) as of the Business Day
(as defined  herein) prior to the date of each such  purchase.  "Exchange  Rate"
means  one (1)  divided  by the mid  point  closing  rate  quoted by the Bank of
Montreal as the rate at which it will purchase United States dollars with a like amount of Canadian  funds.  "Business Day" means a day on which the banks in the
Province of Ontario are open for business.

                                      -15-

     17. PARAMOUNTCY

     17.1 To the extent any conflict  occurs between the terms of this Agreement and the terms as contained in any Strategic  Alliance and Sales Agreement or any
purchase orders entered into pursuant thereto, the terms of this Agreement shall be paramount and shall prevail to the extent of any inconsistency.

     18. COUNTERPARTS

     18.1  This  Agreement  may  be  executed  simultaneously  in  one  or  more counterparts,  each of which shall be deemed to be an original  and all of which together  shall  constitute  an  agreement.  A  counterpart  provided  by way of facsimile  transmission  shall be  deemed  to be an  original,  it shall  not be necessary  when  making  proof of this  Agreement  to account  for more than one counterpart.

                                      -16-

     IN WITNESS  WHEREOF the parties have  executed  this  Agreement on the date first above written.

                 COMPAQ CAYMAN ISLANDS
                 INVESTMENT COMPANY

                           /s/ Linda S. Auwers
                 Per:     ____________________________________
                          Name:   Linda S. Auwers
                          Title:  Vice President and Secretary

                           /s/ Ben K. Wells
                 Per:     ____________________________________
                          Name:   Ben K. Wells
                          Title:  Vice President and Treasurer

                 ITEMUS INC.

                           /s/ Mark Maybank
                 Per:     ____________________________________
                          Name:  Mark Maybank
                          Title: Executive Vice President

================================================================================

EXHIBIT C

                             REGISTRATION AGREEMENT
                             ----------------------

     REGISTRATION  AGREEMENT dated as of December 12, 2000, between itemus inc., a corporation organized under the laws of Canada (the "Corporation"), and Compaq
Cayman Islands Investment Company, a corporation organized under the laws of the
Cayman Islands (the "Purchaser").

     The Purchaser and the Corporation  are parties to a Subscription  Agreement of even date herewith  (the  "Subscription  Agreement").  In order to induce the
Purchaser to enter into the Subscription  Agreement,  the Corporation has agreed to provide the  registration  rights set forth in this Agreement.  The execution and  delivery  of this  Agreement  is a  condition  to the  consummation  of the
Purchaser's purchase of shares pursuant to the Subscription Agreement.

     The parties hereto agree as follows:

     Section 1. Definitions. For purposes of this Agreement, the following terms have the meanings set forth below:

     "Common Shares" means the shares in the capital of the Corporation that are
designated  as  "common  shares"  in  the  Articles  of   Incorporation  of  the
Corporation.

     "Corporation" means itemus inc., a corporation  organized under the laws of
Canada.

     "Corporation-paid Demand Registration" has the meaning set forth in Section
2.2.

     "Demand Registration" has the meaning set forth in Section 2.1.

     "NASD" means the National  Association of Securities Dealers,  Inc. and any
successor organization.

     "Nasdaq"   means  The  Nasdaq  Stock   Market,   Inc.  and  any   successor
organization.

     "Person" means an  individual,  a  corporation,  a  partnership,  a limited liability  company,  an  association,  a joint stock  company,  a trust, a joint venture,  an  unincorporated  organization  and a  governmental  entity  or  any department, agency or political subdivision thereof.

     "Piggyback Registration" has the meaning set forth in Section 3.1.

     "Purchaser" means Compaq Cayman Islands  Investment  Company, a corporation organized under the laws of the Cayman Islands.

     "Registrable  Securities"  means  (a)  any  Common  Shares  issued  to  the
Purchaser pursuant to the Subscription  Agreement,  (b) any Common Shares issued or issuable with respect to the Common  Shares  referred to in clause (a) by way of a stock  dividend  or stock  split or in  connection  with a  combination  of shares, recapitalization, merger, consolidation or other reorganization, and (c)
any other Common Shares held by Persons holding securities  described in clauses
(a) or (b). As to any particular  Registrable  Securities,  such securities will cease to be Registrable Securities when they have been distributed to the public pursuant to a offering registered under the Securities Act or sold to the public in compliance  with Rule 144 under the  Securities Act (or any similar rule then in force).  For  purposes  of this  Agreement,  a Person  will be deemed to be a holder of Registrable  Securities  whenever such Person has the right to acquire directly or indirectly such Registrable  Securities (upon conversion or exercise in connection with a transfer of securities or otherwise,  but  disregarding any restrictions  or  limitations  upon the exercise of such right),  whether or not such acquisition has actually been effected.

     "Registration Expenses" means all expenses incident to the registration and disposition of the Registrable Securities pursuant to this Agreement,  including all registration,  filing and applicable  securities exchange fees, all fees and expenses of complying with state securities or blue sky laws (including fees and disbursements  of  counsel to the  underwriters  or the  holders of  Registrable
Securities  in  connection  with "blue  sky"  qualification  of the  Registrable
Securities and  determination of their eligibility for investment under the laws of the various  jurisdictions),  all word  processing,  duplicating and printing expenses,  all messenger and delivery  expenses,  the fees and  disbursements of counsel  for the  Corporation  and of counsel  for any other  Person  reasonably requested by the holders of a majority of the Registrable Securities included in the registration,  the fees and expenses of the Corporation's independent public accountants  and any other  independent  public  accountants  whose opinions are included in the registration statement, including the expenses of "cold comfort"
letters or any special  audits  required by, or incident to, such  registration, all fees and disbursements of underwriters  (other than  underwriting  discounts and  commissions),  all transfer taxes,  and the reasonable fees and expenses of counsel and accountants to the holders of Registrable Securities;  provided that
Registration  Expenses will exclude,  and the holders of Registrable  Securities will  pay,  all  underwriting  discounts  and  commissions  in  respect  of  the
Registrable  Securities being registered by such holders. In connection with any registration  pursuant to this Agreement,  the Corporation will not be obligated to pay the fees and  expenses  for more than one  counsel,  other than local and special  counsel,  or for more  than one firm of  accountants  representing  the holders of Registrable Securities.

     "Securities  Act" means the Securities Act of 1933, as amended from time to time.

     "Securities  Exchange  Act" means the  Securities  Exchange Act of 1934, as amended from time to time.

     "Subscription  Agreement" has the meaning set forth in the preamble to this
Agreement.

     Unless otherwise stated,  other capitalized terms contained herein have the meanings set forth in the Subscription Agreement.

                                        2

     Section 2. Demand Registrations.

     2.1 Requests for  Registration.  Subject to the  provisions of Sections 2.3 and 2.4, at any time after the  Corporation  has completed a public  offering of its equity securities registered under the Securities Act, or after such earlier date as the Corporation has caused its Common Shares to be listed for trading on
Nasdaq or any other U.S. national securities  exchange,  the holders of at least
25% of the Registrable  Securities may request registration under the Securities
Act of all or part of their  Registrable  Securities (a "Demand  Registration").
Each request for a Demand  Registration  will specify the approximate  number of
Registrable  Securities requested to be registered and the anticipated per share price  range  for such  offering.  Within  ten days  after  receipt  of any such request, the Corporation will give written notice of such requested registration to all  other  holders  of  Registrable  Securities  and  will  include  in such registration  all  Registrable  Securities with respect to which the Corporation has received  written  requests for inclusion  therein  within 15 days after the receipt of the Corporation's notice.

     2.2 Permitted  Number of Demand  Registrations.  The holders of Registrable
Securities will be entitled to request (a) two Demand Registrations in which the
Corporation  will  bear  all  Registration  Expenses  ("Corporation-paid  Demand
Registrations")  and (b) one additional Demand Registration in which the holders of Registrable  Securities will bear their share of the Registration Expenses as set forth in Section 6.2;  provided  that the  aggregate  offering  value of the
Registrable Securities requested to be registered in any Corporation-paid Demand
Registration  must equal at least  $2,000,000.  A registration will not count as one of the permitted Demand  Registrations  until it has become effective unless such Demand Registration has not become effective due solely to the fault of the holders requesting such registration; provided that in any event the Corporation will pay all Registration Expenses in connection with any registration initiated as a  Corporation-paid  Demand  Registration,  whether  or  not  it  has  become effective.  The  Corporation  will be  permitted  to file a Form F-3 (or similar short-form  registration  statement) in connection with each Demand Registration provided that it is then eligible to use such form.

     2.3 Priority on Demand  Registrations.  The Corporation will not include in any Demand  Registration  any securities  which are not  Registrable  Securities without  the  prior  written  consent  of  the  holders  of a  majority  of  the
Registrable  Securities  initially  requesting  such  registration.  If a Demand
Registration is an underwritten  offering and the managing  underwriters  advise the  Corporation  in writing  that in their  opinion  the number of  Registrable
Securities  and,  if  permitted  hereunder,  other  securities  requested  to be included in such offering exceeds the number of Registrable Securities and other securities,  if any,  which can be sold in an  orderly  manner in such  offering within a price range  acceptable to the holders of a majority of the Registrable
Securities  initially requesting  registration,  the Corporation will include in such  registration  prior  to the  inclusion  of any  securities  that  are  not
Registrable  Securities  the number of  Registrable  Securities  requested to be included  which in the  opinion of such  underwriters  can be sold in an orderly manner within the price range of such  offering,  pro rata among the  respective holders  thereof on the basis of the amount of Registrable  Securities  owned by each such holder. Any Persons

                                        3

other  than  holders  of  Registrable   Securities  who  participate  in  Demand
Registrations which are not at the Corporation's expense must pay their share of the Registration Expenses as provided in Section 6.2.

     2.4  Restrictions  on Demand  Registrations.  The  Corporation  will not be obligated to effect any Demand  Registration within 180 days after the effective date of (a) the Corporation's initial public offering registered pursuant to the
Securities  Act, (b) a previous  Demand  Registration  or (c) a registration  in which the holders of Registrable Securities were given piggyback rights pursuant to Section 3 and in which there was no  reduction  in the number of  Registrable
Securities  requested to be included.  The Corporation may postpone for up to 90 days the filing or the  effectiveness  of a registration  statement for a Demand
Registration if the Corporation and the holders of a majority of the Registrable
Securities agree that such Demand  Registration  would reasonably be expected to have an adverse effect on any proposal or plan by the  Corporation or any of its subsidiaries  to engage in any acquisition of assets (other than in the ordinary course of  business)  or any  merger,  consolidation,  tender  offer or  similar transaction;  provided that in such event, the holders of Registrable Securities initially  requesting such Demand Registration will be entitled to withdraw such request and, if such request is  withdrawn,  such Demand  Registration  will not count as one of the permitted Demand  Registrations  hereunder.  The Corporation and the holders of Registrable  Securities  will share equally all  Registration
Expenses incurred in connection with any such withdrawn registration.

     2.5 Selection of Underwriters. The holders of a majority of the Registrable
Securities initially  requesting  registration will have the right to select the investment  bankers and  managers to  administer  the  offering,  subject to the
Corporation's approval, which will not be unreasonably withheld.

     2.6 Other Registration  Rights.  Except as provided in this Agreement,  the
Corporation will not grant to any Person the right to request the Corporation to register any equity securities of the Corporation, or any securities convertible or  exchangeable  into or  exercisable  for such  securities,  without the prior written  consent of the  holders of a majority  of the  Registrable  Securities;
provided  that  the  Corporation  may  grant  rights  to  other  Persons  to (a)
participate in Piggyback Registrations so long as such rights are subordinate to the  rights of the  holders  of  Registrable  Securities  with  respect  to such
Piggyback  Registrations and (b) request registrations so long as the holders of
Registrable  Securities are entitled to  participate  in any such  registrations with such  Persons  pro rata on the basis of the number of shares  owned by each such holder.

     Section 3. Piggyback Registrations.

     3.1 Right to Piggyback.  Whenever the Corporation  proposes to register any of its  securities  under the  Securities  Act (other than  pursuant to a Demand
Registration)  and  the  registration  form  to be  used  may be  used  for  the
registration  of  Registrable  Securities  (a  "Piggyback  Registration"),   the
Corporation  will give prompt written notice (in any event within three business days after its receipt of notice of any exercise of demand  registration  rights other than under this Agreement) to all holders of Registrable Securities of its

                                        4

intention  to effect  such a  registration  and,  subject to the  provisions  of
Sections  3.3 and  3.4,  will  include  in  such  registration  all  Registrable
Securities with respect to which the Corporation has received  written  requests for  inclusion  therein  within 15 days after the  receipt of the  Corporation's notice.

     3.2 Piggyback  Expenses.  All Registration  Expenses incurred in connection with any Piggyback Registration will be borne by the Corporation;  provided that if the proposed method of disposition of the Registrable  Securities included in any Piggyback  Registration  differs  materially  from the method of disposition proposed by the  Company or the other  holders of the  Corporation's  securities requesting such registration, then the holders of Registrable Securities will be responsible for any additional Registration Expenses incurred as a result of the proposed method of disposition of such Registrable Securities.

     3.3 Priority on Primary  Registrations.  If a Piggyback  Registration is an
underwritten primary registration on behalf of the Corporation, and the managing underwriters  advise the Corporation in writing that in their opinion the number of securities  requested to be included in such registration  exceeds the number which can be sold in an orderly  manner in such  offering  within a price  range acceptable to the Corporation, the Corporation will include in such registration
(a) first,  the securities  the  Corporation  proposes to sell, (b) second,  the
Registrable  Securities requested to be included in such registration,  pro rata among the holders of such  Registrable  Securities on the basis of the number of shares owned by each such holder, and (c) third,  other securities  requested to be included in such registration.

     3.4 Priority on Secondary Registrations.  If a Piggyback Registration is an
underwritten  secondary  registration on behalf of holders of the  Corporation's securities, and the managing underwriters advise the Corporation in writing that in their  opinion  the number of  securities  requested  to be  included in such registration  exceeds the number which can be sold in an orderly  manner in such offering  within a price range  acceptable to the holders  initially  requesting such registration,  the Corporation will include in such registration (a) first, the securities  requested to be included therein by the holders  requesting such registration  and the  Registrable  Securities  requested to be included in such registration,  pro rata among the holders of such securities on the basis of the number of shares owned by each such  holder,  and (b) second,  other  securities requested to be included in such registration.

     Section 4. Holdback Agreements.

     4.1 Agreement by Holders. Each holder of Registrable  Securities agrees not to effect any public sale or distribution  (including sales pursuant to Rule 144 under  the  Securities  Act) of equity  securities  of the  Corporation,  or any securities  convertible into or exchangeable or exercisable for such securities, during the seven days prior to and the 180-day period beginning on the effective date of any  underwritten  Demand  Registration  or any  underwritten  Piggyback
Registration  in which  Registrable  Securities are included  (except as part of such underwritten registration), unless the underwriters managing the registered public offering otherwise agree.

                                        5

     4.2 Agreements by the Corporation. The Corporation agrees (a) not to effect any public sale or  distribution  of its equity  securities,  or any  securities convertible into or exchangeable or exercisable for such securities,  during the seven days prior to and during the 180-day  period  beginning  on the  effective date of any  underwritten  Demand  Registration  or any  underwritten  Piggyback
Registration  (except as part of such  underwritten  registration or pursuant to registrations  on  Form  S-4,  Form  S-8 or any  successor  forms),  unless  the underwriters managing the registered public offering otherwise agree, and (b) to cause  each  holder  of at least 2% (on a  fully-diluted  basis)  of its  Common
Shares,  or any securities  convertible  into or exchangeable or exercisable for
Common Shares, purchased from the Corporation at any time after the date of this
Agreement  (other than in a registered  public  offering) to agree not to effect any public sale or distribution  (including sales pursuant to Rule 144 under the
Securities  Act) of any such  securities  during such period  (except as part of such underwritten registration, if otherwise permitted), unless the underwriters managing the registered public offering otherwise agree.

     Section 5. Registration Procedures and Related Matters.

     5.1 Registration Procedures. Whenever the holders of Registrable Securities have requested that any  Registrable  Securities be registered  pursuant to this
Agreement,  the Corporation will use its best efforts to effect the registration and the sale of such  Registrable  Securities  in  accordance  with the intended method of disposition  thereof,  and pursuant  thereto the  Corporation  will as expeditiously as possible:

     (a)  prepare  and file  with  the  Securities  and  Exchange  Commission  a registration  statement with respect to such Registrable  Securities and use its best efforts to cause such registration statement to become effective;  provided that before filing a  registration  statement or prospectus or any amendments or supplements thereto, the Corporation will furnish to the counsel selected by the holders of a majority of the Registrable Securities covered by such registration statement and, in an  underwritten  offering,  to counsel for the  underwriters, copies of all such  documents  proposed  to be filed,  which  documents  will be subject to the review of such counsel;

     (b) prepare  and file with the  Securities  and  Exchange  Commission  such amendments  and  supplements to such  registration  statement and the prospectus used in  connection  therewith  as may be  necessary  to keep such  registration statement  effective  for a period of not less than 180 days and comply with the provisions  of  the  Securities  Act  with  respect  to the  disposition  of all securities  covered  by  such  registration  statement  during  such  period  in accordance  with the intended  methods of disposition by the sellers thereof set forth in such registration statement;

     (c) furnish,  without charge, to each seller of Registrable  Securities and each  underwriter  such number of copies of such  registration  statement,  each amendment and supplement  thereto,  the prospectus included in such registration statement (including each preliminary prospectus) and such other documents as

                                       6

such seller or  underwriter  may  reasonably  request in order to facilitate the disposition of the Registrable Securities;

     (d) use its best efforts to register or qualify such Registrable Securities under such other securities or blue sky laws of such jurisdictions as any seller reasonably  requests  and do any and all  other  acts and  things  which  may be reasonably  necessary  or  advisable  to enable  such seller to  consummate  the disposition in such  jurisdictions  of the Registrable  Securities owned by such seller;  provided  that the  Corporation  will not be  required  to (i)  qualify generally  to do business in any  jurisdiction  where it would not  otherwise be required to qualify,  (ii) subject itself to taxation in any such  jurisdiction,
(iii)  consent to general  service of process in any such  jurisdiction  or (iv)
incur blue sky filing fees or other expenses (including legal fees and expenses)
in  excess  of  $25,000  in  connection  with any  registration  of  Registrable
Securities;

     (e)  promptly  notify each  seller of such  Registrable  Securities  of the happening  of any  event as a result of which the  prospectus  included  in such registration  statement contains an untrue statement of a material fact or omits any fact necessary to make the statements  therein not  misleading,  and, at the request  of any such  seller,  the  Corporation  will  prepare a  supplement  or amendment to such prospectus so that, as thereafter  delivered to the purchasers of such  Registrable  Securities,  such  prospectus  will not  contain an untrue statement  of a material  fact or omit to state any fact  necessary  to make the statements therein not misleading;

     (f) cause all such  Registrable  Securities to be listed on each securities exchange on which similar  securities  issued by the Corporation are then listed and, if not so listed, to be listed on the Nasdaq Stock Market and, if listed on the Nasdaq Stock Market,  use its best efforts to secure designation of all such
Registrable  Securities  covered by such  registration  statement as a "national market system security" within the meaning of Rule 11Aa2-1 of the Securities and
Exchange  Commission or, failing that, to secure  authorization  from the Nasdaq
Stock  Market  for  such  Registrable   Securities  and,  without  limiting  the
generality  of the  foregoing,  to  arrange  for at least two  market  makers to register as such with respect to such Registrable Securities with the NASD;

     (g)  provide  a  transfer  agent  and  registrar  for all such  Registrable
Securities not later than the effective date of such registration statement;

     (h) enter into such customary agreements (including underwriting agreements in customary  form) and take all such other actions as the holders of a majority of the Registrable Securities being sold or the underwriters, if any, reasonably request in order to expedite or facilitate the  disposition of such  Registrable
Securities (including effecting a stock split or a combination of shares);

     (i) make available for inspection by any seller of Registrable  Securities, any underwriter  participating in any disposition  pursuant to such registration statement  and any  attorney,  accountant  or other  agent  retained by any such seller or

                                                                   7

underwriter,  all financial and other records, pertinent corporate documents and properties of the Corporation, and cause the Corporation's officers,  directors, employees  and  independent  accountants  to supply all  information  reasonably requested  by any such seller,  underwriter,  attorney,  accountant  or agent in connection with such registration statement;

     (j) otherwise use its best efforts to comply with all applicable  rules and regulations of the Securities and Exchange Commission, and make available to its security  holders,  as soon as  reasonably  practicable,  an earnings  statement covering the period of at least twelve  months  beginning  with the first day of the  Corporation's  first full calendar  quarter after the effective date of the registration statement,  which earnings statement will satisfy the provisions of
Section 11(a) of the Securities Act and Rule 158 thereunder;

     (k) permit any holder of  Registrable  Securities who might be deemed to be an underwriter or a controlling person of the Corporation, to participate in the preparation  of such  registration  or  comparable  statement and to require the insertion therein of material, furnished to the Corporation in writing, which in the reasonable judgment of such holder and its counsel should be included;

     (l)  in the  event  of  the  issuance  of any  stop  order  suspending  the effectiveness  of a  registration  statement,  or of  any  order  suspending  or preventing the use of any related  prospectus or suspending the qualification of any  Common  Shares  included  in such  registration  statement  for sale in any jurisdiction,  the Corporation  will use its reasonable best efforts promptly to obtain the withdrawal of such order; and

     (m) if  customary,  obtain a cold  comfort  letter  from the  Corporation's independent  public  accountants  in customary form and covering such matters of the type  customarily  covered  by cold  comfort  letters  as the  holders  of a majority of the Registrable  Securities being sold reasonably request;  provided that such  Registrable  Securities  constitute  at least  10% of the  securities covered by such registration statement.

     (n) obtain an opinion of the Corporation's  counsel,  and any other counsel reasonably requested by the holders of a majority of the Registrable  Securities included in such  offering,  in customary  form and covering such matters of the type  customarily  covered by  opinions  of counsel as such  holders  reasonably request;  provided that such Registrable  Securities  constitute at least 10% of the securities covered by such registration statement;

     (o) deliver  promptly to counsel for the holders of Registrable  Securities and each underwriter,  if any,  participating in the offering of the Registrable
Securities,  copies of all  correspondence  between the  Securities and Exchange
Commission  and the  Corporation,  its  counsel or  auditors  and all  memoranda relating to (and allow the holders' counsel and any underwriters counsel to

                                                                   8

participate in) discussions  with the Securities and Exchange  Commission or its staff with respect to such registration statement; and

     (p) in  connection  with any  underwritten  offering,  make  available  its employees  and  personnel and  otherwise  provide  reasonable  assistance to the underwriters,  including by participating in meetings,  drafting  sessions,  due diligence sessions and road shows, in their marketing of Registrable Securities.

     If any such  registration or comparable  statement  refers to any holder by name or otherwise as the holder of any securities of the  Corporation and if its sole  and  exclusive  judgment,  such  holder  is or  might  be  deemed  to be a controlling  person  of the  Corporation,  such  holder  will  have the right to
require  (i)  the  insertion   therein  of  language,   in  form  and  substance
satisfactory to such holder and presented to the Corporation in writing,  to the effect that the holding by such holder of such securities is not to be construed
as  a  recommendation   by  such  holder  of  the  investment   quality  of  the
Corporation's  securities  covered  thereby and that such holding does not imply that such holder will assist in meeting any future financial requirements of the
Corporation,  or (ii) in the event that such reference to such holder by name or otherwise is not required by the Securities Act or any similar  federal  statute then in force, the deletion of the reference to such holder;  provided that with respect to this  clause  (ii) such holder  will  furnish to the  Corporation  an opinion of counsel to such effect,  which opinion and counsel will be reasonably satisfactory to the Corporation.

     5.2  Unlegended  Certificates.  In  connection  with  the  offering  of any
Registrable  Securities  registered pursuant to this Agreement,  the Corporation will promptly after the sale of such  Registrable  Securities (a) facilitate the timely  preparation  and  delivery  to  holders  and the  underwriters,  if any,
participating  in  such  offering,  of  unlegended   certificates   representing
ownership of such Registrable  Securities being sold in such  denominations  and registered in such names as requested by such holders or such  underwriters  and
(b) instruct any transfer agent and registrar of such Registrable  Securities to
release  any  stop  transfer  orders  with  respect  to  any  such   Registrable
Securities.

     5.3 No Required Sale. Nothing in this Agreement will be deemed to create an independent  obligation on the part of any holder of  Registrable  Securities to
sell  any  Registrable   Securities  pursuant  to  any  effective   registration
statement.

     5.4 Rule 144. The Corporation will take all actions reasonably necessary to enable  holders  of  Registrable  Securities  to sell  such  securities  without registration  under the  Securities  Act within the limitation of the exemptions provided by Rule 144 or any similar rule or regulation  hereafter adopted by the
Securities and Exchange Commission including, without limiting the generality of the foregoing,  filing on a timely basis all reports  required to be filed under the  Securities  Exchange  Act.  Upon the  request of any holder of  Registrable
Securities,  the Corporation will deliver to such holder a written  statement as to whether it has complied with such requirements.

     5.5 Underwriting  Agreement.  If any Demand Registration is an underwritten offering,  the Corporation  will enter into a customary  underwriters  agreement with a

                                        9

managing  underwriter or underwriters  which will be reasonably  satisfactory in form and  substance  to the  Corporation  and the  holders of a majority  of the
Registrable  Securities  included in such  registration  and will  contain  such representations and warranties by, and such other agreements on the part of, the
Corporation  and such other terms as are  generally  prevailing in agreements of that type,  including  customary  provisions  relating  to  indemnification  and contribution.  the holders of  Registrable  Securities  in such offering may, at their option, be parties to such underwriting  agreement and require that any or all of the representations and warranties by, and other agreements on behalf of, the Corporation to and for the benefit of the  underwriters  also be made to and for the benefit of such holders and that any and all of the conditions precedent to  the  obligations  of  such  underwriters  be  conditions  precedent  to  the obligations of such holders.

     Section 6. Registration Expenses.

     6.1 Payment of Registration Expenses. All Registration Expenses incident to the Corporation's performance of or compliance with this Agreement will be borne as provided in this Agreement;  provided that that the Corporation  will, in any event,  pay its internal  expenses  (including  all salaries and expenses of its officers and employees  performing legal or accounting  duties),  the expense of any annual audit or quarterly review, the expense of any liability insurance and the  expenses  and fees for  listing the  securities  to be  registered  on each securities  exchange on which similar  securities  issued by the Corporation are then listed or on the Nasdaq Stock Market.

     6.2 Other Expenses. To the extent Registration Expenses are not required to be  paid  by  the  Corporation,  each  holder  of  securities  included  in  any registration  pursuant to this  Agreement will pay those  Registration  Expenses allocable to the registration of such holder's  securities so included,  and any
Registration  Expenses  not  so  allocable  will  be  borne  by all  sellers  of securities  included in such registration in proportion to the aggregate selling price of the securities to be so registered.

     Section 7. Indemnification.

     7.1 Corporation  Indemnification.  The Corporation agrees to indemnify,  to the extent permitted by law, each holder of Registrable Securities, its officers and directors  and each Person who controls  such holder  (within the meaning of the  Securities  Act)  against  all losses,  claims,  damages,  liabilities  and expenses  caused by any untrue or alleged  untrue  statement  of  material  fact contained in any registration statement, prospectus or preliminary prospectus or any amendment thereof or supplement  thereto or any omission or alleged omission of a  material  fact  required  to be stated  therein or  necessary  to make the statements  therein not misleading,  except insofar as the same are caused by or contained in any  information  furnished in writing to the  Corporation  by such holder  expressly for use therein or by such holder's  failure to deliver a copy of the  registration  statement or prospectus or any  amendments or  supplements thereto after the Corporation has furnished such holder with a sufficient number of  copies  of the  same.  In  connection  with an  underwritten  offering,  the
Corporation will indemnify such  underwriters,  their officers and directors and each Person who controls such underwriters (within the meaning of the

                                       10

     Securities  Act) to the same extent as provided  above with  respect to the indemnification of the holders of Registrable Securities.

     7.2 Holder  Indemnification.  In connection with any registration statement in which a holder of Registrable  Securities is participating,  each such holder will furnish to the  Corporation in writing such  information  and affidavits as the  Corporation  reasonably  requests  for  use in  connection  with  any  such registration  statement or prospectus and, to the extent  permitted by law, will indemnify  the  Corporation,  its  directors  and  officers  and each Person who controls the Corporation  (within the meaning of the Securities Act) against any losses, claims,  damages,  liabilities and expenses resulting from any untrue or alleged  untrue  statement  of  material  fact  contained  in  the  registration statement,  prospectus or  preliminary  prospectus  or any amendment  thereof or supplement  thereto or any  omission  or  alleged  omission  of a material  fact required to be stated  therein or necessary to make the  statements  therein not misleading,  but only to the extent  that such untrue  statement  or omission is contained  in any  information  or  affidavit  so  furnished  in writing by such holder;  provided that the  obligation  to indemnify  will be individual to each holder and will be limited to the net amount of proceeds received by such holder from the sale of Registrable Securities pursuant to such registration statement.

     7.3 Resolution of Claims. Any Person entitled to indemnification  hereunder will (a) give prompt written notice to the indemnifying  party of any claim with respect to which it seeks  indemnification  and (b)  unless in such  indemnified party's reasonable  judgment a conflict of interest between such indemnified and indemnifying  parties  may  exist  with  respect  to  such  claim,  permit  such indemnifying  party to assume the defense of such claim with counsel  reasonably satisfactory  to  the  indemnified  party.  If  such  defense  is  assumed,  the indemnifying  party will not be subject to any liability for any settlement made by the  indemnified  party  without its consent  (but such  consent  will not be unreasonably  withheld). An indemnifying party who is not entitled to, or elects not to,  assume the defense of a claim will not be obligated to pay the fees and expenses  of  more  than  one  counsel  for  all  parties  indemnified  by  such indemnifying party with respect to such claim, unless in the reasonable judgment of any  indemnified  party  a  conflict  of  interest  may  exist  between  such indemnified party and any other of such indemnified parties with respect to such claim.

     7.4 Survival.  The  indemnification  provided for under this Agreement will remain in full force and effect  regardless of any  investigation  made by or on behalf of the indemnified party or any officer,  director or controlling  Person of such indemnified party and will survive the transfer of securities.

     7.5 Contribution.  If the indemnification provided for in this Section 7 is for any reason held by a court to be unavailable  to an indemnified  party under
Section 7.1 or 7.2 hereof in respect of any loss, claim,  damage,  liability and expenses, or any action in respect thereof,  then, in lieu of the amount paid or payable  under  Section  7.1  or 7.2  hereof,  the  indemnified  party  and  the indemnifying  party  under  Section  7.1 or 7.2 hereof  will  contribute  to the aggregate losses, claims, damages,  liabilities and expenses (including legal or other expenses  reasonably  incurred in connection with investigating the same),
(a) in such  proportion as is  appropriate  to reflect the relative fault of the indemnifying

                                       11

     party  on the one  hand,  and the  indemnified  party on the  other,  which resulted in such loss, claim, damage, liability or expense, or action in respect thereof,  with respect to the  statements  or omissions  which  resulted in such loss, claim, damage, liability or expense, or action in respect thereof, as well as any  other  relevant  equitable  considerations,  or  (b)  if the  allocation provided  by clause  (a)  above is not  permitted  by  applicable  law,  in such proportion as is appropriate to reflect not only the relative fault but also the relative benefits  received by the indemnifying  party and the indemnified party from the offering of the securities  covered by such  registration  statement as well as any other relevant  equitable  considerations.  The parties hereto agree that it would  not be just  and  equitable  if  contributions  pursuant  to this
Section 7.5 were to be determined by pro rata  allocation or by any other method of  allocation  which does not take into  account the  equitable  considerations referred to in the  preceding  sentence of this Section 7.5. No Person guilty of fraudulent  misrepresentation  (within  the  meaning  of  Section  11(f)  of the
Securities  Act) will be  entitled to  contribution  from any Person who was not guilty of such  fraudulent  misrepresentation.  In  addition,  no Person will be obligated to contribute  hereunder any amounts in payment for any  settlement of any action or claim effected without such Person's  consent,  which consent will not be unreasonably  withheld.  Notwithstanding  anything in this Section 7.5 to the  contrary,  no  indemnifying  party  (other  than the  Corporation)  will be required to contribute any amount in excess of the proceeds (net of expenses and underwriting  discounts and commissions) received by such party from the sale of the Registrable Securities in the offering to which the losses, claims, damages, liabilities or expenses of the indemnified parties relate.

     7.6 Other Indemnification. Indemnification and contribution similar to that specified  in the  preceding  subsections  of this  Section 7 (with  appropriate modifications)  will be given by the  Corporation  and  holders  of  Registrable
Securities  participating in a registered  offering with respect to any required registration or other  qualification of securities  under any federal,  state or blue  sky  law or  regulation  of any  governmental  authority  other  than  the
Securities Act. The indemnification  agreements contained in this Section 7 will be in addition to any other rights to  indemnification or contribution which any indemnified party may have pursuant to law or contract.

     7.7 Indemnification Payments. The indemnification and contribution required by this Section 7 will be made by periodic payments of the amount thereof during the course of the  investigation  or defense,  as and when bills are received or expense, loss, damage or liability is incurred.

     Section 8. Participation in Registrations.

     8.1  Required  Actions.  No  Person  may  participate  in any  registration hereunder  which is  underwritten  unless  such  Person  (a) agrees to sell such
Person's  securities  on the basis  provided  in any  underwriting  arrangements
approved  by  the  Person  or  Persons   entitled   hereunder  to  approve  such
arrangements  and (b)  completes  and  executes  all  questionnaires,  powers of attorney,  indemnities,  underwriting  agreements and other documents consistent with  the  terms of this  Agreement;  provided  that no  holder  of  Registrable
Securities  included in any underwritten  registration  will be required to make any  representations  or warranties to the Corporation or the underwriters other than

                                       12

     representations  and  warranties  regarding  such holder and such  holder's intended  method  of  distribution  and  any  liability  of such  holder  to any underwriter or other Person under such underwriting agreement will be limited to liability arising from breach of its  representations and warranties and will be limited to an amount  equal to the proceeds  (net of expenses  and  underwriting discounts and commissions) that it derives from such registration.

     8.2  Preparation;   Reasonable   Investigation.   In  connection  with  the
preparation and filing of each  registration  statement under the Securities Act pursuant to this Agreement,  the Corporation will give each holder participating in such  registration,  its  underwriters,  if any, and its respective  counsel, accountants and other  representatives and agents the opportunity to participate in the preparation of such  registration  statement,  each  prospectus  included therein or filed with the Securities and Exchange Commission, and each amendment thereof or supplement  thereto,  and give each of them such reasonable access to its books and records and such reasonable  opportunities to discuss the business of the Corporation  with its officers and employees and the  independent  public accountants  who have certified its financial  statements,  and supply all other
information   reasonably   requested  by  each  of  them,  as  is  necessary  or
appropriate,   in  the  opinion  of  each  such  registering   holder  and  such
underwriters'  respective counsel, to conduct a reasonable  investigation within the meaning of the Securities Act.

     Section 9. Miscellaneous.

     9.1 No Inconsistent Agreements.  The Corporation has not previously entered into any  agreement  with respect to its  securities  granting any  registration rights  to any  Person.  The  rights  granted  to  the  holders  of  Registrable
Securities  hereunder do not in any way conflict  with and are not  inconsistent with any other  agreements to which the Corporation is a party or by which it is bound.  The  Corporation is not a party to and will not hereafter enter into any agreement with respect to its securities which is inconsistent  with or violates the rights granted to the holders of Registrable  Securities in this  Agreement.
If the Corporation enters into any other registration rights agreement after the date of this Agreement with respect to any of its  securities  containing  terms which are more  favorable  to, or less  restrictive  on, the other party thereto than the terms and conditions  contained in this Agreement are to the holders of
Registrable  Securities,  then the terms and  conditions of this  Agreement will immediately  be  deemed  to have  been  amended  without  further  action by the
Corporation or the holders of  Registrable  Securities so that such holders will be entitled to the benefit of any such more favorable or less restrictive  terms or conditions.

     9.2   Adjustments   Affecting   Registrable   Securities.   Other  than  as
contemplated by this Agreement,  the  Corporation  will not take any action,  or permit  any  change  to  occur,  with  respect  to its  securities  which  would materially  and  adversely  affect  the  ability of the  holders of  Registrable
Securities to include such Registrable  Securities in a registration  undertaken pursuant to this Agreement or which would adversely affect the  marketability of such  Registrable  Securities in any such  registration  (including  effecting a stock split or a combination of shares).

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     9.3 Remedies.  Each holder of Registrable  Securities  will have all rights and  remedies  set  forth  in this  Agreement,  the  Corporation's  Articles  of
Incorporation  and all rights and remedies  which such holders have been granted at any time under any other  agreement  or contract  and all of the rights which such  holders  have  under any law.  Any  Person  having  any  rights  under any
provision   of  this   Agreement   will  be  entitled  to  enforce  such  rights
specifically,  without posting a bond or other  security,  to recover damages by reason of any breach of any  provision  of this  Agreement  and to exercise  all other rights granted by law.

     9.4 Consent to Amendments.  Except as otherwise  expressly provided herein, the provisions of this Agreement may be amended and the Corporation may take any action  herein  prohibited,  or omit to perform  any act herein  required  to be performed by it, only if the Corporation has obtained the written consent of the holders of a majority of the Registrable Securities.  No other course of dealing between the  Corporation  and the holder of any  Registrable  Securities  or any delay in exercising any rights hereunder or under the Corporation's  Articles of
Incorporation  will operate as a waiver of any rights of any such  holders.  For purposes  of  this  Agreement,  shares  of  Registrable  Securities  held by the
Corporation or any of its subsidiaries will not be deemed to be outstanding.  If the Corporation pays any  consideration to any holder of Registrable  Securities for such holder's  consent to any amendment,  modification or waiver  hereunder, the Corporation  will also pay each other holder granting its consent  hereunder equivalent consideration computed on a pro rata basis.

     9.5 Successors and Assigns.  Except as otherwise expressly provided herein, all covenants and agreements  contained in this Agreement by or on behalf of any of the  parties  hereto  will bind and inure to the  benefit  of the  respective successors  and assigns of the parties  hereto  whether so  expressed or not. In addition,  and  whether  or not  any  express  assignment  has  been  made,  the provisions  of  this  Agreement  which  are  for the  Purchaser's  benefit  as a purchaser or holder of  Registrable  Securities are also for the benefit of, and enforceable by, any subsequent holder of such Registrable Securities.

     9.6 Severability.  Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any  provision of this  Agreement is held to be  prohibited by or invalid under  applicable law, such provision will be ineffective  only to the extent of such  prohibition  or  invalidity,  without  invalidating  the remainder of this
Agreement.

     9.7 Counterparts.  This Agreement may be executed  simultaneously in two or more counterparts, any one of which need not contain the signatures of more than one party, but all such counterparts  taken together will constitute one and the same Agreement.

     9.8 Descriptive  Headings.  The descriptive  headings of this Agreement are inserted for convenience only and do not constitute a part of this Agreement.

     9.9 Notices.  All notices,  demands or other  communications to be given or delivered  under or by reason of the  provisions  of this  Agreement  will be in writing and will be deemed to have been given when  delivered  personally to the recipient, when sent to the

                                                                   14

recipient  by  facsimile  with receipt  confirmed  (where a facsimile  number is provided),  two  business  days  after the date when  sent to the  recipient  by reputable express courier service (charges prepaid).  Such notices,  demands and other communications will be sent to the Purchaser and to the Corporation at the addresses indicated below:

       If to the Purchaser:

                         Compaq Cayman Islands Investment Company
                         P.O. 265 GT
                         Walker House
                         Georgetown, Grand Cayman
                         Cayman Island

       With copies to:

                         Compaq Computer Corp.
                         Office of Secretary
                         20555 Highway 249
                         MS 110701
                         Houston, Texas 77070

                         and

                         Compaq Canada Corp.
                         45 Vogell Road
                         Richman Hill, Ontario
                         L4B 3P6
                         Facsimile:  416-228-8510
                         Attention: Mark Crerar/Michael Borland, General Counsel

                         and

                         Baker and McKenzie
                         BCE Place, Suite 2100
                         181 Bay Street
                         Toronto, Ontario M5J 2T3
                         Facsimile: 416-863-6275
                         Attention:  Charles M. Magerman

       If to the Corporation:

                         itemus inc.
                         Suite 640
                         130 King Street West
                         Toronto, Ontario M5X 1C7
                         Facsimile: 416-203-8737
                         Attention: Mark Maybank

                                                        15

       With copies (which will not constitute notice) to:

                         Lang Michener
                         BCE Place, Suite 2500
                         181 Bay Street
                         Toronto, Ontario  M5J 2T7
                         Facsimile:  416-365-1719
                         Attention:  Geofrey Myers

                         and

                         Greenberg Traurig LLP
                         200 Park Avenue
                         New York, New York 10166
                         Facsimile:  212-801-6400
                         Attention:  Joseph Rosenbaum

or to such  other  address  or to the  attention  of such  other  Person  as the recipient party has specified by prior written notice to the sending party.

     9.10 No  Third-Party  Beneficiaries.  This  Agreement  will not  confer any rights or remedies upon any Person other than the  Corporation and the Purchaser and their respective successors and permitted assigns.

     9.11 Entire Agreement.  This Agreement (including the documents referred to herein)  constitutes  the entire  agreement among the parties and supersedes any prior  understandings,  agreements,  or representations by or among the parties, written or oral, that may have related in any way to the subject matter hereof.

     9.12 Construction. The language used in this Agreement will be deemed to be the language  chosen by the parties to express their mutual intent,  and no rule of strict  construction  will be applied against any party. Any reference to any federal, state, local, or foreign statute or law will be deemed also to refer to all rules and regulations  promulgated  thereunder,  unless the context requires otherwise.  The use of the word "including" in this Agreement is intended by the parties to be by way of example rather than limitation.

     9.13 GOVERNING LAW. ALL QUESTIONS CONCERNING THE CONSTRUCTION, VALIDITY AND
INTERPRETATION  OF THIS  AGREEMENT  WILL BE GOVERNED BY THE FEDERAL  LAWS OF THE
UNITED STATES OF AMERICA AND THE INTERNAL LAW, AND NOT THE
LAW OF CONFLICTS, OF THE STATE OF DELAWARE.

                                    * * * * *

                                       16

     IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

                                ITEMUS INC.

                                      /s/ Mark Maybank
                                Per:  __________________
                                      Name:  Mark Maybank
                                      Title:   Executive Vice President

                                COMPAQ CAYMAN ISLANDS
                                INVESTMENT CORPORATION

                                       /s/ Linda S. Auwers
                                Per:  ___________________
                                      Name:  Linda S. Auwers
                                      Title:   Vice President and Secretary

                                           17